

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2020

Greg Duncan
Chief Executive Officer
Virios Therapeutics, LLC
44 Milton Avenue
Alpharetta, GA 30009

> **Re: Virios Therapeutics, LLC**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed October 16, 2020**
> **File No. 333-248447**

Dear Mr. Duncan:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 4 to Form S-1

Exhibits

1. We note your counsel's opinion filed as Exhibit 5.1 opines on the validity of the Offering Shares "when" they are issued "in total numbers that do not exceed the total number of shares available under the Company's certificate of incorporation." It is not appropriate for counsel to make an assumption that assumes a material fact underlying the opinion. Please have your counsel provide an amended opinion, or advise. See Section II.B.3 of Staff Legal Bulletin No. 19.

   You may contact Vanessa Robertson at 202-551-3649 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Drory at 202-551-8342 or Dorrie Yale at 202-551-8776 with any other questions.

                Sincerely,

                Division of Corporation Finance
                Office of Life Sciences

cc: Darrick M. Mix, Esq.